UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _________)*

FX ENERGY, INC.

(Name of Issuer)

Common Stock, Par Value $0.001

(Title of Class of Securities)

302695 10 1

(CUSIP Number)

January 1, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 302695 10 1
1.	Names of Reporting Persons. Cascoh, Inc. I.R.S. Identification Nos. of above persons (entities only). 43-1406682
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ X ]
3.	SEC Use Only
4.	Source of Funds (See Instructions WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Missouri
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,365,371
8. Shared Voting power 0
9. Sole Dispositive Power 1,365,371
10. Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,365,371
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 3.8%
14.	Type of Reporting Person (See Instructions) CO

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CUSIP No. 302695 10 1
1.	Names of Reporting Persons. Sands Partnership No. 1 I.R.S. Identification Nos. of above persons (entities only). 75-1672962
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ X ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 30,000
8. Shared Voting power 0
9. Sole Dispositive Power 30,000
10. Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,000
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) PN

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CUSIP No. 302695 10 1
1.	Names of Reporting Persons. Sands Partnership No. 1 Money Purchase Pension Plan and Trust I.R.S. Identification Nos. of above persons (entities only). 43-1384238
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ X ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Missouri
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 192,800
8. Shared Voting power 0
9. Sole Dispositive Power 192,800
10. Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 192,800
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 0.5%
14.	Type of Reporting Person (See Instructions) EP

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CUSIP No. 302695 10 1
1.	Names of Reporting Persons. Prime Petroleum, Inc. Profit Sharing Trust I.R.S. Identification Nos. of above persons (entities only). 75-2348013
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ X ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 142,250
8. Shared Voting power 0
9. Sole Dispositive Power 142,250
10. Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 142,250
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 0.4%
14.	Type of Reporting Person (See Instructions) EP

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CUSIP No. 302695 10 1
1.	Names of Reporting Persons. A. Baron & Darlene Cass Charitable Foundation I.R.S. Identification Nos. of above persons (entities only). 75-6453922
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ X ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 550
8. Shared Voting power 0
9. Sole Dispositive Power 550
10. Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 550
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) OO

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CUSIP No. 302695 10 1
1.	Names of Reporting Persons. Barton J. Cohen I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ X ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 273,075
8. Shared Voting power 1,588,171
9. Sole Dispositive Power 273,075
10. Shared Dispositive Power 1,588,171
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,861,246
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 5.2%
14.	Type of Reporting Person (See Instructions) IN

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CUSIP No. 302695 10 1
1.	Names of Reporting Persons. A. Baron Cass III I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ X ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 192,250
8. Shared Voting power 1,588,721
9. Sole Dispositive Power 192,250
10. Shared Dispositive Power 1,588,721
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,780,971
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 5.0%
14.	Type of Reporting Person (See Instructions) IN

Item 1.

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Security and Issuer

(a)	Security

Common Stock, par value $0.001

(b)	Name of Issuer:

FX Energy, Inc.

(c)	Address of Issuer’s Principal Executive Offices:

3006 Highland Drive

Suite 206

Salt Lake City, UT 84106

Item 2.	Identity and Background

This statement is filed by Cascoh, Inc., Sands Partnership No. 1, Sands Partnership No. 1 Money Purchase Pension Plan and Trust, Prime Petroleum, Inc. Profit Sharing Trust, A. Baron & Darlene Cass Charitable Foundation, Barton J. Cohen and A. Baron Cass III. Each filing person states that (i) it has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) it has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws. Set forth below is specified information with respect to each filing person.

1.(a)	Name of Person Filing:

Cascoh, Inc.

(Cascoh, Inc.’s sole directors and officers are Barton J. Cohen and A. Baron Cass III.)

1.(b)	State of Organization

Missouri

1.(c)	Principal Business

Investments

1.(d)	Address of Principal Business Office:

2100 McKinney Ave., Suite 155

Dallas, TX 75209

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2.(a)	Name of Person Filing:

Sands Partnership No. 1

(The partnership’s general partners are Barton J. Cohen and A. Baron Cass III.)

2.(b)	State of Organization

Texas

2.(c)	Principal Business

Oil and gas and other investments

2.(d)	Address of Principal Business Office:

c/o Cascoh, Inc.

2100 McKinney Ave., Suite 155

Dallas, TX 75209

3.(a)	Name of Person Filing:

Sands Partnership No. 1 Money Purchase Pension Plan and Trust

(Barton J. Cohen is sole beneficiary and he and A. Baron Cass III are co-trustees)

3.(b)	State of Organization

Missouri

3.(c)	Principal Business

Employee benefit plan

3.(d)	Address of Principal Business Office:

c/o Cascoh, Inc.

2100 McKinney Ave., Suite 155

Dallas, TX 75209

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4.(a)	Name of Person Filing:

Prime Petroleum, Inc. Profit Sharing Trust

(A. Barron Cass III is sole beneficiary and trustee)

4.(b)	State of Organization

Texas

4.(c)	Principal Business

Employee benefit plan

4.(d)	Address of Principal Business Office:

c/o Cascoh, Inc.

2100 McKinney Ave., Suite 155

Dallas, TX 75209

5.(a)	Name of Person Filing:

A. Baron & Darlene Cass Charitable Foundation

5.(b)	State of Organization

Texas

5.(c)	Principal Business

Charity

5.d)	Address of Principal Business Office:

c/o Cascoh, Inc.

2100 McKinney Ave., Suite 155

Dallas, TX 75209

6.(a)	Name of Person Filing:

Barton J. Cohen

6.(b)	Residence or Business Address:

c/o Cascoh, Inc.

2100 McKinney Ave., Suite 155

Dallas, TX 75209

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6.(c)	Principal occupation

CEO

Baron Automotive Group, Inc. (automotive sales and servicing)

9010 Shawnee Mission Parkway

Shawnee Mission, Kansas 66202

6.(d)	Citizenship:

U.S.

7.(a)	Name of Person Filing:

A Baron Cass III

7.(b)	Residence or Business Address:

c/o Cascoh, Inc.

2100 McKinney Ave., Suite 155

Dallas, TX 75209

7.(c)	Principal occupation

Member

C3 Capital LLC (Private equity & mezzanine investments)

2100 McKinney Avenue

Suite 155

Dallas, TX 75209

7.(d)	Citizenship:

U.S.

Item 3.	Source and Amount of Funds or Other Consideration

Each of the filing persons states that it acquired the securities owned by it with its own funds and that, to its knowledge, each of the other filing persons acquired the securities owned by such other filing person with its own funds.

Item 4.	Purpose of Transaction

As of January 1, 2004, Cascoh, Inc., Barton J. Cohen and A. Baron Cass III may be deemed to have beneficially owned an aggregate of 1,467,094 shares, or approximately 5.2%, of the issuer’s common stock, of which 600,000 shares were issuable upon exercise of warrants acquired from the issuer which became exercisable on or about March 1, 2004 and entitle the holders to acquire shares of the issuer for $3.60 a share until March 1, 2008. The

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reporting persons only recently became aware of their reporting obligation resulting from shares issuable upon exercise of the warrants.

Since January 1, 2004, the undersigned have acquired, in the aggregate, an additional 622,952 shares and disposed of 36,000 shares. Of the net 586,952 shares of the issuer’s common stock acquired since January 1, 2004, 171,352 are subject to presently exercisable warrants acquired from the issuer by Barton J. Cohen and Cascoh, Inc. in November 2003 and 130,000 are subject to call options acquired on the open market by Sands Partnership No. 1 Money Purchase Pension Plan and Trust and Prime Petroleum, Inc. Profit Sharing Trust. The warrants became exercisable in November 2004, expire on November 5, 2008 and are exercisable at a price of $3.75. The call options expire in September 2006 and are exercisable at a price of $5.00. In addition to these shares, Sands Partnership No. 1 Money Purchase Pension Plan and Trust and Prime Petroleum, Inc. Profit Sharing Trust each have sold short put options in the open market, expiring June 2006, obligating them, upon exercise by the holders, to purchase 65,000 shares of the issuer’s common stock at $5.00 per share.

Each of the undersigned acquired the shares which it is reporting herein for investment purposes and generally regards itself as a passive investor. However, as a result of the issuer’s recent performance and recent drilling failures, in early February 2006 Barton J. Cohen sought a meeting with senior management, and on February 22, 2006, Mr. Cohen and two other shareholders met with senior management to discuss recent drilling failures and prospects, the direction of the issuer’s business and governance issues. Management was encouraged by those present to place one or more new independent directors on the Board having one or more of the following attributes: exploration and production experience comparable to the issuer’s business, capital market expertise and significant stock ownership. Mr. Cohen intends to continue encouraging management to take such action to improve its board of directors.

Item 5.	Interest in Securities of the Issuer.

(a)–(b)  In the aggregate, the reporting persons beneficially own 2,054,046 shares of the issuer's common stock, representing 5.7% of its outstanding shares as calculated pursuant to Rule 13d-3. Set forth below is specified information with respect to shares of the issuer beneficially owned by each of the persons named in this report.

1.        Cascoh, Inc. (Barton J. Cohen and A. Baron Cass III each own 50% of this company and may be deemed to share power to vote and dispose of shares owned by it.)

(a)      Amount beneficially owned: 1,365,371 (includes 642,793 shares issuable upon exercise of presently exercisable warrants with exercise prices ranging from $3.60 to $3.75 per share)

(b)	Percent of Class: 3.8%
(c)	Number of shares as to which the person has
(i) Sole power to vote or to direct the vote - 1,365,371

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(ii)	Shared power to vote or to direct the vote - 0
(iii)	Sole power to dispose or to direct the disposition of - 1,365,371
(iv)	Shared power to dispose or to direct the disposition of - 0

2.        Sands Partnership No. 1 (Barton J. Cohen and A. Baron Cass III each have a 50% interest in this partnership and may be deemed to share power to vote and dispose of shares owned by it.)

(a)	Amount beneficially owned: 30,000
(b)	Percent of Class: 0.08%
(c)	Number of shares as to which the person has
(i) Sole power to vote or to direct the vote - 30,000
(ii) Shared power to vote or to direct the vote - 0

(iii)	Sole power to dispose or to direct the disposition of - 30,000
(iv)	Shared power to dispose or to direct the disposition of – 0

3.        Sands Partnership No. 1 Money Purchase Pension Plan and Trust (Barton J. Cohen and A. Baron Cass III are co-trustees and Barton J. Cohen is sole beneficiary and may be deemed to share power to vote and dispose of shares owned by it. A. Baron Cass III disclaims beneficial ownership of these shares.)

(a)      Amount beneficially owned: 192,800 (includes 65,000 shares subject to long call options at $5.00 per share)

(b)	Percent of Class: 0.5%
(c)	Number of shares as to which the person has
	(i)	Sole power to vote or to direct the vote - 192,800
	(ii)	Shared power to vote or to direct the vote - 0
	(iii)	Sole power to dispose or to direct the disposition of - 50
	(iv)	Shared power to dipose or to direct the disposition of - 0

4.        Prime Petroleum, Inc. Profit Sharing Trust (A. Baron Cass III is sole beneficiary and trustee.)

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(a)      Amount beneficially owned: 142,250 (includes 65,000 shares subject to call option at $5.00 per share)

(b)	Percent of Class: 0.4%
(c)	Number of shares as to which the person has
	(i)	Sole power to vote or to direct the vote - 142,250
	(ii)	Shared power to vote or to direct the vote - 0
	(iii)	Sole power to dispose or to direct the disposition of - 142,250

		(iv)	Shared power to dispose or to direct the disposition of - 0
5.	A. Baron & Darlene Cass Charitable Foundation
	(a)	Amount beneficially owned: 550
	(b)	Percent of Class: 0.0%
	(c)	Number of shares as to which the person has
		(i)	Sole power to vote or to direct the vote - 550
		(ii)	Shared power to vote or to direct the vote - 0
		(iii)	Sole power to dispose or to direct the disposition of - 50
		(iv)	Shared power to dispose or to direct the disposition of - 0
6.	Barton J. Cohen

(a)      Amount beneficially owned: 1,861,246 (includes shares referred to in item 1, 2 and 3 above and 128,559 additional warrants with exercise prices ranging from $3.60 to $3.75 per share)

(b)	Percent of Class: 5.2%
(c)	Number of shares as to which the person has
(i) Sole power to vote or to direct the vote - 273,075
(ii) Shared power to vote or to direct the vote - 1,588,171

(iii)	Sole power to dispose or to direct the disposition of - 273,075
(iv)	Shared power to dispose or to direct the disposition of -1,588,171

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7.	A. Baron Cass III

(a)      Amount beneficially owned: 1,780,971 (includes shares shown in items 1, 2, 3, 4 and 5 above)

(b)	Percent of Class: 5.0%
(c)	Number of shares as to which the person has
(i) Sole power to vote or to direct the vote - 50,000
(ii) Shared power to vote or to direct the vote - 1,588,721

(iii)	Sole power to dispose or to direct the disposition of - 50,000
(iv)	Shared power to dispose or to direct the disposition of - 1,588,721
(c)	Not applicable
(d)	Not applicable
(e)	Not applicable
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the warrants and options described in Item 4, there are no contracts, arrangements, understandings or relationships known to any of the undersigned among the persons named in Item 2 or between such persons and any other person with respect to any securities of the issuer.

Item 7.	Material to be filed as Exhibits.
	99.1	Joint Filing Agreement and Power of Attorney
	99.2	Form of Warrants expiring March 1, 2008
	99.3	Form of Warrants expiring November 5, 2008

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SIGNATURE

Cascoh, Inc.
Sands Partnership No. 1
Sands Partnership No. 1 Money Purchase
Pension Plan & Trust
Prime Petroleum, Inc. Profit Sharing Trust
A. Baron & Darlene Cass Charitable
Foundation
A. Baron Cass III.

Date: March 29, 2006	By: /s/ Barton J. Cohen__________________
Barton J. Cohen,
Attorney-in-Fact

Date: March 29, 2006	___/s/ Barton J. Cohen___________________
Barton J. Cohen

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